Exhibit 3

Part II: **Activities of the Broker-Dealer Operator and its Affiliates**

Item 6: Activities of Service Providers

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

☒ Yes ☐ No

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

Confidential trading information consists of data regarding open or partially open Firm/Conditional Orders in JPB-X ("real-time data") and data regarding fully or partially completed Firm/Conditional Orders in JPB-X, including executions and cancellations ("historical data"). Confidential trading information, however, does not include post-execution reporting under applicable reporting rules or regulations. Confidential trading information also does not include aggregated data resulting from the combination of the JPB-X historical data associated with a Subscriber's Firm/Conditional Order with data regarding other Firm/Conditional Orders of the Subscriber or other JPMS clients, whether or not such Firm/Conditional Orders were routed to JPB-X ("Aggregated Data"). Aggregated Data includes JPB-X historical data from only the prior trading day, including end of trading on trade date, or earlier. Aggregated Data can include any JPB-X historical data or some subset of JPB-X historical data. Aggregated Data sourced only from JPB-X historical data does not provide Subscriber-specific or symbol-specific information. Aggregated Data can be used (i) by JPMS to provide market color or trend analyses externally and/or to internal principal or agency trading desks or senior management (e.g., JPMS has included in marketing materials aggregate statistics regarding JPB-X such as executed volume); (ii) by JPMS to advertise, report on, or enhance the quality of its execution or other services offered to clients (e.g., JPMS has included in marketing materials aggregate VWAP slippage statistics that incorporate execution data from JPB-X and other venues to which Subscribers' VWAP orders were routed); and (iii) by third parties so they can provide JPMS with analytics (regarding, e.g., its market share or other performance metrics on a client-by-client basis). Such data sets are sufficiently aggregated and/or anonymized that they protect the confidentiality of Subscribers' trading strategies and are not

themselves confidential trading information. Moreover, the use of such data sets, depending on the context, may be subject to confidentiality restrictions under agreements with recipients of the data sets and/or JPMC policies and procedures.

No employee or contingent worker ("workforce member") of JPMS or its affiliates is dedicated solely to servicing the operations of JPB-X. Shared workforce members with some level of access to confidential trading information on JPB-X include those described below to the extent they have a need to know such information to perform their respective responsibilities in connection with: (i)the operations and support of JPB-X; (ii)JPMS' risk management and compliance with applicable law in operating JPB-X; (iii) assisting clients, senior management, and business units that send orders to JPB-X; or (iv) developing or maintaining JPMS's infrastructure and applications,
including those related to JPB-X. In particular, as detailed below, limited groups of shared workforce members have access to all real-time and historical data in JPB-X (1), and limited groups of shared workforce members have access to all historical data from JPB-X (2).Separately, there are groups of shared workforce members that have access to real-time and/or historical data regarding
subsets of orders and executions that occur in JPB-X to perform their respective responsibilities (3). PersonsShared workforce members authorized to access confidential trading information in connection with the responsibilities noted below are prohibited from using confidential trading information for purposes other than those described below.

Shared workforce members may be employed by (i) JPMS; (ii) an affiliate listed in Part II, Item 2; or (iii) a non-securities trading JPMS affiliate. References below to "affiliates worldwide" generally include an affiliate listed in Part II, Item 2, e.g., JPMorgan Chase Bank, National Association ("JPMCB"). While some individual shared workforce members may be employed by a JPMS affiliate listed in Part II, Item 2, only those shared workforce members described below as having trading responsibilities may in fact enter or direct the entry of Firm/Conditional Orders that ultimately access JPB-X. For example, those JPMCB-employed shared workforce members outlined in Section 1(b) below have access to certain confidential trading information but do not engage in trading activity while those JPMCB-employed shared workforce members outlined in Section 3(e) below have access to certain confidential trading information and can engage in trading activity. As noted above and in Part II, Item 7(a), shared workforce members with access to confidential trading information, including those employed by a JPMS affiliate listed in Part II, Item 2, have such access to the extent they have a need to know such information to perform their respective responsibilities and are prohibited from

unauthorized or improper use of such information, e.g., front-running client orders.

(1)   The following groups have access to all real-time and all historical data in JPB-X for the purposes described below:

   a) Electronic Client Solutions ("ECS") Liquidity Product Specialists (workforce members of JPMS and its affiliates worldwide) responsible for the development and day-to-day operation of the SOR and JPMS' alternative trading systems, including JPB-X, who can access the JPB-X order book, which contains all real-time and historical data. This access allows ECS Liquidity Product Specialists to monitor the performance of JPB-X, prepare aggregated data sets as described above, detect any Subscriber behavior resulting in a materially negative impact to the operation of JPB-X or to other Subscribers or indicating a need to change a Subscriber's order flow type or tier assignment, work to resolve issues related to the foregoing that may arise, develop further product initiatives, and respond to client inquiries and regulatory requests; and

   b) Personnel in technology groups (workforce members of JPMS affiliates worldwide) responsible for providing technical support or developing and maintaining applications, e.g., trading applications and other applications or services that support trading personnel described below, or infrastructure across JPMS, including the applications and infrastructure on which JPB-X relies, can access real-time and historical data regarding orders and executions that occur in JPB-X as necessary in the course of their work to provide support and develop and maintain the applications and infrastructure.

(2)   The following groups have access to all historical data from JPB-X for the purposes described below:

   a) Operations personnel (workforce members of JPMS affiliates worldwide) responsible for processing and providing operational support for transactions effected by JPMS and its affiliates, including trades in JPB-X, who can access historical data so they can monitor the post-trade processing of and provide operational support for transactions executed in JPB-X, including with respect to the clearance, settlement, and allocation of such transactions, and work to resolve any processing or other operational issues that may arise; and

   b) Personnel in Compliance, Conduct and Operational Risk, Business Control Management , and technology groups (workforce members

of JPMS affiliates worldwide), who can access historical data so they can maintain (i) JPMS' and its affiliates' compliance with laws applicable to the operation of JPB-X, including through supervision, surveillance and the preparation of regulatory reports and responses to regulatory request; and (ii) related systems.

(3) The following groups have access to real-time and/or historical data regarding subsets of orders and executions that occur in JPB-X for the purposes described below:

a) The ECS Client Coverage, ECS Product, ECS Connectivity, and ECS Sales groups (workforce members of JPMS and its affiliates worldwide), which provide client services to ECS clients, including JPB-X Subscribers, and can access real-time data and historical data regarding subsets of orders and executions that occur in JPB-X so they can field inquiries from clients regarding orders routed to JPB-X by or on behalf of the clients;

b)   ECS senior management (workforce members of JPMS and its affiliates worldwide) responsible for the ECS business, including the JPB-X offering and its operation, who can access real-time and historical data at a summary level (e.g., aggregated order quantities by client or symbol), and historical data so they can appropriately supervise and manage the ECS Liquidity Product Specialists, ECS Client Coverage, ECS Product, ECS Connectivity, and ECS Sales groups;

c)   Personnel in the equities Analytics, Automation and Optimization quantitative research groups, Electronic Trading quantitative research groups, and the Markets Business Intelligence Group (together, the "Equities Quantitative Research Groups") (workforce members of JPMS and its affiliates worldwide), who can access real-time and/ or historical data regarding JPB-X activity occurring through the upstream systems or desks they support when necessary in the course of their work to provide support or develop and maintain applications and infrastructure (including, in the case of (i) the Electronic Trading quantitative research group, to, e.g., develop quantitative models employed by the applications and to analyze the performance of these applications and their underlying models, (ii) the Analytics, Automation, and Optimization quantitative research group to,
e.g., maintain the applications that support trading personnel described below and the integrity of data used by such applications; and (iii) the Markets Business
Intelligence Group to, e.g., provide senior management with aggregated trading analytics);

d) Personnel in Operations and Business Control Management (described in section 2 above), who can access real-time data on a limited basis in connection with their responsibilities described above;

e)   Business unit sales and trading personnel who route firm orders to the algorithms/SOR for execution (workforce members of JPMS and its affiliates worldwide), who can access real-time and historical data regarding orders and executions that occur in JPB-X regarding only that unit's or a subset of that unit's Firm/Conditional Orders so they can monitor such Firm/Conditional Orders, field inquiries regarding their orders, including those Firm/Conditional Orders routed to JPB-X, or provide technical support for related trading application; and
f) Personnel in Model Risk Governance and Review (workforce members of JPMS and its affiliates worldwide) who can access historical data so they can perform model governance and model review functions, including conducting independent assessment and monitoring of the performance of Firm models that execute transactions in JPB-X

b.   Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

☒ Yes ☐ No

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

Equinix, Inc., a third-party data center provider, maintains the Equinix NY4 New York IBX Data Center, the data center in which the JPB-X matching system is located. Redline, a market data provider, is described in Part III, Item 23.

c.   If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

☒ Yes ☐ No

If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

Redline, a market data provider used by JPB-X, is wholly owned by an entity in which a JPMS affiliate that is not a Subscriber of JPB-X owns a minority interest. JPMS understands that other market participants (or

affiliated entities of other market participants) who may be Subscribers of JPB-X also may own an interest in Redline's affiliate.

    d.   If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?

☒ Yes ☐ No

If no, identify and explain any differences.

Summary report: Litera Compare for Word 11.8.0.56 Document comparison done on 2/10/2025 1:48:16 PM	
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